Filed by Symmetricom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Datum, Inc.
Commission File No. 000-06272

Additional Information

Symmetricom and Datum will file with the SEC a proxy statement/ prospectus and other relevant documents concerning the proposed merger transaction. Investor are urged to read the proxy statement/prospectus when it comes available and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom at 408-433-0910. You may obtain documents filed with the SEC by Datum free of charge by requesting them in writing from Datum or by telephone at 949-598-7500.

These forward-looking statements include statements as to the expected benefit of the anticipated combination of Symmetricom and Datum, including but not limited to increased revenues, profitability, technology and product offerings, customer base, market position and distribution opportunities, as well as increased shareholder value and expected synergies associated with research and development, manufacturing, and sales. Statements as to the expected benefits for our customers include our growth strategies, expectations regarding our combined financial position, cost structure and expected tax benefits. Statements as to the expected benefits from the anticipated combination of Symmetricom and TrueTime, Inc. include but are not limited to, market opportunities, profitability, and restructuring charges. Statements as to the expected benefits from the anticipated combination of the three companies, Symmetricom, Datum and TrueTime, Inc. include but are not limited to, statements regarding expected gross margins, profitability, manufacturing efficiencies, cost savings, and expected tax benefits. Symmetricom and Datum’s actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by forward-looking statements include, but are not limited to: the satisfaction of certain conditions to closing of the proposed acquisition, the ability to close the acquisition, and the ability to integrate Datum and its technology following the acquisition; the ability to realize potential efficiencies and synergies from the combination of the businesses; reduced rates of demand for wireless and wireline telecommunication services and high-bandwidth applications; increased competition; timing, cancellation or delay of customer orders; failure of new products to pass interoperability testing and field trials; difficulties in manufacturing products to specification; customer acceptance of new products, customer delays in qualification of key new products; and the risk factors listed from time to time in Symmetricom’s reports filed with the Securities and Exchange Commission, including but not limited to, the report on Form 10-K for the year ended June 30, 2001 and the report on Form 10-Q for the quarter ended March 31, 2002.

These forward-looking statements speak only as of the date hereof. Symmetricom and Datum disclaim any intention or obligation to update or revise any forward-looking statements.

***

THE FOLLOWING IS A TRANSCRIPT PREPARED
WITH RESPECT TO THE SYMMETRICOM CONFERENCE CALL
ON MAY 23, 2002

Speakers:        (In the order of speakers)

      DS: Deborah Stapleton—Stapleton Communications

      TS: Tom Steipp—President/CEO of Symmetricom

      EVK: Erik van der Kaay—Chairman/Pres/CEO of Datum

      BS: Bill Slater—CFO of Symmetricom

      BK: Bob Krist—Vice President/CFO of Datum

      Questionable words/phrases in [brackets]

Deborah Stapleton: Good morning and welcome. The speakers on the call today will be Tom Steipp, President and CEO of Symmetricom. Erik van der Kaay, Chairman and CEO and President of Datum. Bill Slater, CFO of Symmetricom and Bob Krist, CFO of Datum.

Before we get started, I’d like to remind you that except for the historical information contained herein, this conference call contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the Safe Harbor created by those Sections.

These forward-looking statements include: statements as to the expected benefit of the anticipated combination of Symmetricom and Datum, including but not limited to increased revenues, profitability, technology and product offerings, customer base, market position and distribution opportunities, as well as increased shareholder value and expected synergies associated with Research and Development, Manufacturing, and Sales; statements as to the expected benefits for our customers include our growth strategies, expectations regarding our combined financial position, cost structure and expected tax benefits; statements as to the expected benefits from the anticipated combination of Symmetricom and TrueTime, Inc. include but are not limited to, market opportunities, profitability, and restructuring charges; statements as to the expected benefits from the anticipated combination of the three companies, Symmetricom, Datum and TrueTime, Inc., including but not limited to, statements regarding expected gross margins, profitability, manufacturing efficiencies, cost savings, and expected tax benefits. Symmetricom and Datum’s actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by forward-looking statements include, but are not limited to the satisfaction of certain conditions to closing of the proposed acquisitions including the ability to obtain regulatory and shareholder approval, the risk factors listed from time to time in Symmetricom’s report filed with the SEC, and Datum’s report filed with the SEC, including, but not limited to the reports on Form 10-K for the year ended June 30, 2001 and the report on Form 10-Q for the quarter ended March 31, 2001, and the risk factors listed from time to time in Datum’s report filed with the SEC, including but not limited to the report on Form 10-K for the year ended December 30, 2001 and report on Form 10-Q for the quarter ended March 31, 2002.

These forward-looking statements speak only as of the date hereof. Symmetricom and Datum disclaim any intention or obligation to update or revised any forward-looking statements. The playback of today’s call will be available beginning once the transcript of a call has been filed with the SEC.

We expect and hope that a replay will begin on May 24, 2002. The replay number is 1-888-567-0412. In addition, a replay will be available via Web cast at Symmetricom’s Web site,

www.symmetricom.com and Datum’s Web site, www.datum.com. The Web cast will be available for one week.

Now, for opening remarks, I’d like to turn the call over to Tom Steipp, President and CEO of Symmetricom.

Tom Steipp: Thanks, Deborah. Well, thank you and good morning. First of all, I’d like to explain that Erik and I are speaking to you this morning from separate locations. Later on this morning, we’ll be talking to our respective groups. Later in the day, we’ll be visiting all the remote facilities that Datum has and expect to roll the plan out over the course of the next couple of days here.

We’re excited to discuss with you the Symmetricom/Datum combination we announced earlier this morning. By now, you should have all received a copy of the press release. It was issued at 7:00 a.m., EST.

We would like to discuss the highlights of this transaction with you, then respond to your questions as thoroughly as we can. As you know, we have just signed the Definitive Merger Agreement and there are many details to be worked out, as we move toward a close in calendar, 4th quarter. However, we’ll give you as many details as we can today.

First, I’ll give you a brief outline of the terms of the deal, and then Erik will provide you with a look at the strategic impact and the expected benefits to our customers, employees and investors. As we announced this morning, Erik will become Chairman of the Board of Symmetricom. I’m sure that most of you know him already and will agree, we have a world-class team. Let me start with the terms.

5

Symmetricom will issue or reserve approximately $18.4 million shares of common stock, in exchange for all of Datum’s $6.9 million common and common share equivalent. This is subject to certain adjustments related to the amount of the transaction fees.

Based on yesterday’s closing price of Symmetricom stock at $6.10 a share, this price represents an implied evaluation of $112 million dollars. And would be approximately 1.3 times the trailing 12 months revenue for Datum. The transaction is a non-taxable, all-stock deal with no collar.

Existing Symmetricom shareholders will own approximately 58% of the new company, which will include all the outstanding shares of TrueTime. I’ll say a little bit more about a recently announced proposed acquisition of TrueTime later in the call.

We expect this transaction to close in the 4th calendar quarter, subject to the shareholder, regulatory approvals and to be accretive to earnings in the second half of calendar year 2003. The combined company will be headquartered in San Jose, at Symmetricom’s current offices with operations worldwide. The company will expand its Board of Directors to 9 members, including Erik and two additional members from the Datum board.

Bringing these two companies together gives us the increased financial and technological depth to deliver the most comprehensive range of network timing, infrastructure and access solutions to the world’s global information market. The transaction allowed us to double our revenue base, expand our product offerings and customer base, strengthen our global distribution networks and open up new market opportunities worldwide.

Major goals to this combination are as follows: We want to build shareholder value faster; we want to be a leader in each line of business that we serve; and we expect to improve profitability in our core business and to diversify into new opportunities for growth.

Let me discuss our ability to achieve these goals in more detail. First, the transaction gives us the tools to increase shareholder value more quickly than either company would have been able to achieve alone during this very challenging time in the Telecom industry.

Second, the combination will position the company to be a leader in each line of business we serve. With a broader product line and more comprehensive service offerings, the new company will be able to provide more value to an expanded customer base.

Our customers will have access to a larger base of technology and products, including hydrogen measures, Caesium clocks, Rubidium oscillators, management software, secure time stamping and broadband access solutions.

And finally, the profitability and free cash flow generated from the deal will allow the combined companies to strengthen our core business while we continue to invest in new growth markets, such as broadband access and secure time stamping with reduced risks and greater upside opportunity.

For those of you who don’t know Symmetricom, in addition to our synchronization timing businesses, we’re building a franchise to help network providers bring broadband to business solutions over copper telephone wires. We’re making significant progress on this strategy, including a recent joint marketing agreement with our partner, Alcatel.

The combined company will have a strong balance sheet and vastly improved cost structure benefiting from an estimated $14 million dollars in annualized pre-tax cost and expense reduction. We also anticipate that certain aspects of the acquisition will qualify for reduced tax rates based upon our Puerto Rico operations.

At this point, I’d like to turn the call over to Erik for his perspective on the deal.

Erik van der Kaay: Good morning, Tom, and thanks very much to everybody for joining us today. Tom and I have known each other for some time. In fact, it’s close to 4 years now. And during the last few months, we’ve come to the conclusion that the two companies, indeed, share a common vision.

I feel I can speak for the Datum management team when I say that we are truly excited about the prospect of joining forces with Symmetricom. The opportunities that present themselves by building an organization with a critical mass and the technical capabilities that Tom has described is going to be a vital differentiator in our industry.

In addition, for creating a stronger market position, I believe the combination of Symmetricom and Datum will allow us to be a much stronger influence than the two companies of individually. Specifically, we anticipate vertical integration of benefits, broader distribution channels. And most importantly, a very strong core technology that we’re positioned to vastly expand our worldwide opportunities.

First, we will have a greater degree of vertical integration. All of us look forward to Datum becoming the Rubidium oscillator supplier to Symmetricom. We will now also have a much larger global sales force to distribute our Caesium primary reference clocks to the Wireless and Wireline carriers.

We will have broader distribution of our products, since our sales forces are essentially complementary. As such, we will be best positioned to cross-sell our various products. Datum will add a strong international customer base, particularly in the Pacific rim and especially China.

We’ll also have significant presence in various markets that Symmetricom has not traditionally served, such as the test and measurement area, the government, the Department of Defense, and particularly the enterprise sectors.

Datum’s products are the heartbeat of the computing networks, satellite systems and electronic commerce. And we now supply a majority of the high precision, Rubidium atomic clocks that are used in cellular and PCS network based stations. We believe that the combination of the two companies will significantly strengthen Symmetricom’s customer base, in both the GPS and Atomic Clock technologies.

On the third point, we’ll also have a stronger core business technology. This will give us the opportunity to accelerate the investments that we need to insure the success of our two breakout opportunities.

The first of these is “Trusted Time,” which is Datum’s secure time stamping solutions for electronic commerce. And the second is “Go Wide,” which is Symmetricom’s broadband business communication solution for the last mile problem and it’s based on the G.shdsl standard.

Over the past year, Trusted Time has generated significant customer interest. The most recent, exciting news was our sale last month to the government of Brazil for the establishment of a nationwide time stamping system for electronic front [inaudible]. Datum has the world’s first and only secure and auditable time stamping technology for electronic transactions and secured time references for computer networks.

Another major customer for us is Seiko in Japan, who has established themselves as a time stamp authority. They are already in operation and a major financial institution is its first large customer.

To conclude, we believe that together, Symmetricom and Datum will be able to leverage combined operational and financial strength, and to capitalize on significant synergies associated with Research and Development, Manufacturing and Sales, and a number of administrative functions.

This critical mass will enable us to be even more customer-driven, as our combined product offerings will better serve the needs of our expanded markets. We’ll have superior technology, operational and expertise and the talent to serve our current customers.

The two companies share a common vision for strengthening our core business while we’re continuing to invest in the success of the two exciting breakout strategies that each company currently has under way. Speaking personally, I really look forward to delivering these benefits to our customers and shareholders.

Back to you, Tom.

Tom Steipp: Thanks, Erik. I’d like to take just a moment at this point in time to discuss briefly the aspects of the transaction relative to TrueTime.

On March 27th, we announced our agreement to acquire TrueTime, Inc. of Santa Rosa, California. TrueTime is a leading provider of precision time and frequency products for government and commercial applications. TrueTime pioneered GPS timing technology, and most recently introduced a series of leading-edge network time server products for the emerging IP networking marketplace.

As such, the acquisition expands Symmetricom’s market opportunities through the addition of core technologies and a diverse customer base in Aerospace, Defense, Power, Utilities and Municipalities, all markets outside the traditional Telecom space that Symmetricom now serves.

As we said in the TrueTime conference call, TrueTime shareholders and customers are expected to benefit by the combined financial strength and ability to reach profitability more quickly. TrueTime acquisition is still expected to close during the 3rd calendar quarter of 2002, subject to a regulatory and TrueTime shareholder approval.

As we said in the TrueTime conference call, the deal is expected to be accretive to earnings within two quarters after the close. We also continue to anticipate restructuring charges of approximately $4 million to $5 million dollars to be taken in the quarter in which the deal closes.

We’ve demonstrated our ability to successfully integrate and streamline acquisitions including HP’s/Comp’s Inc division, the broadband assets of Telmax. I think our track record exemplifies how careful we have been to select strategic deals that we believe will benefit Symmetricom and its shareholders.

We expect to apply the same discipline as we integrate both Datum and TrueTime over the next 6 to 12 months. And we hope you join in our enthusiasm for these strategic moves. Now, let me turn the call over to Bill Slater, Symmetricom’s Chief Financial Officer to provide more details on the transaction.

Bill Slater: Thanks, Tom. In terms of magnitude, Symmetricom, TrueTime and Datum posted revenues over the four quarters ended March 31, 2002 of approximately $205 million dollars, with a pre-tax loss of approximately $11 million dollars.

The three companies have all taken substantial efforts over the last several quarters to reduce their respective spending levels in the face of the current business environment. Many of these expense reductions have yet to fully impact the P&L’s of the companies.

We expect the combination of the three companies to yield benefits in the following four major areas. We expect to see gross margin improvements across the combined businesses as a result of rationalizing the various manufacturing processes, consolidating the purchasing power of the three entities to drive down material cost, and from economies of scale related to manufacturing efficiency.

Second, we will consolidate various backoffice functions which will produce significant cost savings. Third, certain duplicate functions will be consolidated to achieve efficiency and minimize overlaps. And fourth, various corporate and public company related expenses will be dramatically reduced as a result of the combination.

In addition to the cost savings, certain manufacturing operations may also qualify for tax advantage treatment that Symmetricom already enjoys in Puerto Rico. The combined company will have a strong cash rich balance sheet, and we expect to be able to grow the business office base without deploying much additional working capital.

I’d like to now turn the call back to Tom.

Tom Steipp: Thanks, Bill. Well, you’ve heard about the proposed combination of the two companies. At this point in time, I’d like to open the call up to questions. Operator?

Operator: Thank you. At this time, we are ready to begin the formal Question and Answer session. If you would like to ask a question, you may press *1 on your touch-tone phone. You will be announced prior to asking your question. To withdraw your question, you may press *2. Again, if you would like to ask a question, please press *1.

Our first question comes from Michael Roesler of CJS Securities.

Michael: Good morning. Tom, essentially you have a new global leader in synch. How do you approach the regulatory issues that you might have to anticipate here?

Tom Steipp: Well, obviously, we’ve given it careful consideration, Michael. The first thing that you have to understand is that the markets that we operate in synchronization and timing are really very, very large markets. They go all the way from chipsets on the low-end through the products we mentioned, hydrogen measures on the upper end.

So when you look at the specific segment that we’re strongest in, it does give us a very good capability. But in the overall scheme of things, there are a lot of people who manufacture products and there are a lot of other alternative ways to do this. We just believe that this will give us a level of expertise, it would be very attractive to customers.

Michael: And do you have a preliminary sense of any issues you might hear from regulatory bodies?

Tom Steipp: Oh, certainly it’s subject to those but we don’t expect problems.

Michael: Okay. What sort of manufacturing capabilities might be able to shift to Puerto Rico from Datum? Or have you not gotten to that yet?

Tom Steipp: You know, we really haven’t gotten into it in great detail where it’s clear that we’re going to be looking at every area for overlap that we can find. But the specific details in terms of which facilities are going to make the most sense for us to aggregate is of yet to be completed.

Michael: And can you maybe just give us a quick update on where you are with the joint marketing agreement with Alcatel and sort of what the milestones are on “Go Wide.”

Tom Steipp: In terms of the joint marketing agreement, it is in place that we continue to work on various sales opportunities with them and that will be an ongoing process. “Go Wide” is in lab tests at this present time, which is right on track where we expected it to be. And I’ll just say again, we didn’t expect and don’t expect significant revenue from our broadband segment until the first half of calendar 2003. But these are important milestones on the way towards those expected revenues.

Michael: And just one quick question for Bill. Bill, you mentioned the pre-tax combined loss.

Bill Slater: Right.

Michael: For the last 12 months, it was $11 million.

Bill Slater: Right.

Michael: I assume that includes some of the charges that have taken place or does not?

Bill Slater: It does.

Michael: Okay, thank you.

Operator: Jeff Vansinderen of B. Riley and Company. You may ask your question.

Jeff: Good morning. Actually I had to jump off the call so I missed a couple of things. Can you just tell me really fast what the procedures are in terms of the vote? In other words, what this transaction is subject to in terms of voting?

Tom Steipp: It’s subject to shareholder approval on both sides.

Jeff: Okay. And when is that expected to occur?

Tom Steipp: We’re working out a specific schedule but as we indicated earlier, we do expect the deal to close in the 4th calendar quarter of this year.

Jeff: Okay. And then what about the pricing. Can you maybe just give me a sense of how the exact pricing will be determined? Is it based on stock price, 30 days before or just give me a sense of that, if you could.

Tom Steipp: It’s based upon a fixed exchange ratio where it has already been set, there is no collar on the deal.

Jeff: There is no collar. Okay, very good, thank you.

Operator: Daniel Ernst of Ladenburg Thalmann, you may ask your question.

Daniel: Good morning, gentlemen. It looks like an interesting deal. I’ve got a couple more questions on joint anti-trust issues. You said it’s specified that it might be a larger market you’re going to look at. If regulators decide that the relevant market is communication networks and one market and then government markets on the other, can you attempt to size the overall market that would include the merchant markets that you serve versus the captive market that some of the OEMs would have.

And then what is the size of TrueTime’s government revenues versus what Datum does and what overlap there is on products. Third, do you have a sense for or does it give you additional pricing power vis a vis, the OEM’s interest of selling to them as well as it does to give you better buying power on products.

And then can you also just quickly run through the 205 figure you got in [inaudible] what numbers I have here.

Thomas Steipp: That was about 7 questions. One or two, which I’ll be able answer right now. Let me start out by saying the regulatory issues are obviously complex. There are filings under way right now. It wouldn’t be appropriate for me to comment on the size of the markets in those things. It’s a pretty complicated set of conditions, which just doesn’t lend itself to a telephone call very well.

Certainly, there is an overlap on products. We’ve looked at those. Our expectation is that products that customers are currently receiving, they’ll continue to receive those. That’s our commitment. It will obviously give us the opportunity to focus our R&D resources in the future. And narrow the field of products we have over a longer period of time.

The benefits to the customers are obviously that they’re going to get the best technology for what is going to turn out to be a reduced total R&D investment. So, we think it’s good for both companies and that it will, ultimately be good for the customers as well.

Daniel: So on the government side, can you give what TrueTime’s government revenues were?

Tom Steipp: You know, we’re not breaking those out to specifically, I think TrueTime does that in, they did that in their last conference call in their filings, that probably be the best way for you to get that information.

Daniel: Got it. Did you receive outside counsel on regulatory anti-trust issues prior to this?

Tom Steipp: Yes.

Daniel: Thank you. Can you say who that counsel is?

Tom Steipp: We used Pillsbury Winthrop and Erik, you want to comment on your counsel?

Erik van der Kaay: You know, I don’t remember who the counsel was in Washington, Tom on the HRS are. Our counsel over here was Stradling, Yocca, Carlson and Roth over here in Newport Beach.

Bob Krist: It is Wilmer Cutler in Washington.

Daniel: Got it. Okay. And then on the commission on the company. Did you give a number on what you think the, I know you gave a TrueTime number for restructuring, what do you think the restructuring charges are going to amount to for the combination of Symmetricom and Datum.

Tom Steipp: No, we haven’t. This is a much more complex transaction than the TrueTime transaction. So we’re not going to provide a number right now.

Daniel: Is that related to, you’re not sure which facilities you’re going to keep and which employees you’ll be keeping and how big the recession might be at this stage?

Tom Steipp: We’re going to have integration teams working on those issues. And once we have a plan in place, we’ll figure out what the numbers should be.

Daniel: Okay, thank you.

Operator: Larry Harris of H.C. Waynewright, you may ask your question?

Larry: Yes, thank you. I was wondering if you could indicate on a combined basis, once the firms are combined and you’ve gone through the assimilation process, what the break-even revenue level would be and say, as we get into the second half of 2003 and to calendar 2004, what kind of target gross margins, operating expenses, operating margin might we see.

Tom Steipp: I think at this point in time, Larry, it’s a bit premature to comment on the specifics there. You know, clearly, what we can say is the last 12 months we’ve had $205 million dollars worth of revenue. We’ve had, through the due diligence period, I think a good look at what we believed the total synergies to be, which would have been more or less than at about $14 million dollars.

In terms of where those specific efficiencies will be reached, that’s really, it’s going to take us a while to sort through a bit more details than we’ve had a chance to do in the last two weeks.

Larry: Thanks. And I don’t as much about Symmetricom, in terms of who are the largest customers, where does Acterna fit into that, some discussion of the applications in the largest customers.

Tom Steipp: Historically, our largest customers have been Samsung, Acterna, Verizon and Sprint, Sprint and BellSouth. Those are pretty much have been probably the top 5 customers over the last couple of quarters. And Erik, you want to comment on Datum’s top customers over the last several years?

Erik van der Kaay: Yeah, Larry, it’s interesting when you look at the mix, there is very little overlap because our key customers, of course, are Lucent, Motorola, Ericsson, Siemens, Deutsch-Telecom. In China, we have both China-Unicom and China-Telecom and on the RBOC side, we have Southwestern Bell. And then, of course, MCI WorldCom. Those are some of our key customers. And it’s interesting that we’ve discovered in the due diligence process that there is really very little overlap.

Larry: And in terms of the sales tax turn, do the Symmetricom products go into Acterna’s products or do they in turn sell it to the products to carriers?

Tom Steipp: Acterna sells as a distributor for us on an international basis, so they’re integrated in the solutions where often times Acterna provides labor.

Larry: I see, great. All right. Thank you.

Operator: Andy Schopick of Nutmeg Securities, you may ask your question.

Andy: My questions have been answered on the regulatory front. But congratulations on the bold move, Tom.

Tom Steipp: Thanks, Andy.

Andy: Makes imminent sense to me.

Operator: Michael Coady of Sidoti Company, you may ask your question.

Michael: Thanks, again, congratulations on the deal. It looks like a true winner. My question relates to the collar and the pricing. You haven’t discussed perhaps a minimum, obviously Symmetricom is taking a bit of a shot today, which isn’t a surprise. But you haven’t discussed the minimum [inaudible], or is there an amount that below which is Symmetricom’s stocks value you’d want to rethink the deal?

Tom Steipp: There is no collar on this deal.

Michael: So, if Symmetricom drops the three, the deal is still going to go through?

Tom Steipp: I’m just saying there is no collar on the deal. We think it makes an awful lot of sense for both companies.

Michael: Okay, thanks a lot. Good luck.

Operator: Dan Mendoza of OMT Capital, you may ask your question.

Dan: Hi, I just got a few. Could you spend a little bit more time highlighting a couple of things you mentioned earlier, which is the vertical integration. How much of your Rubidium do you buy from people other than Datum now and where is your best or most immediate cross-selling opportunities when the deal closes? And the other one is, any break up fees for either side?

Tom Steipp: Let me hit the issue of our Rubidium sources and then I’d like to have Erik comment about where they sell it. We obviously use Rubidium as part of our total solution into the Telecom marketplace. We have, over the course of the last 5 years sourced Rubidium oscillators from a number of sources. Three, I think to be exact, 3 or 4 to be exact.

We would expect over a period of time to consolidate those to a single source, obviously, managing a single source particularly when it’s inside your own company is the best solution. And we’ll be moving aggressively in that direction.

Dan: What percentage of your Rubidium do you purchase from Datum today?

Tom Steipp: You know, I’d like not to get into the specific numbers. It varies on a product-by-product basis and it depends on the product mix as we go out. But we do purchase from Datum today.

Dan: Okay. In terms of the cross-selling and the break-up fees?

Tom Steipp: Cross-selling, we see a number of opportunities relative to cross-selling. We have for a long period of time focused on GPS based solutions, whereas the folks at Datum have focused on Caesium based solutions. You know, in reality, their say is spectrum of solutions and now our sales forces have opportunity to sell a broad spectrum. It’s going to, I think provide a cleaner solution to our customers. In terms of break-up fees, Bill?

Bill Slater: Break-up fees are a mutual break-up fees of 3.5% of the transaction value.

Tom Steipp: Erik, you want to comment on the cross-selling fees from your perspective?

EVK: Yeah, I think from our perspective, Dan, good morning, I think the opportunity for us to become the supplier of choice of Rubidium oscillators, I think is going to be a major win for us, of course.

I think Symmetricom has always been a customer of ours, a good customer of ours on the Caesium primary reference clocks. I believe that now, with both sales forces being able to promote the best solution across the board, rather than thinking about where does the product originate from, I think it’s going to offer the customers a much better end solution for their whole system.

On the cross-selling on the customer level, we’ve established significant opportunities in the Far East. And yet, if I look at the products that Symmetricom has and their inventory, there are solutions that they have which are probably much better, ultimately for the customer. And so, we’ll be able to offer the best solution or optimum technology for the customer application.

And I expect that in order to remain competitive, it’s going to have to be delivered on an attractive price to the customer. So, again, I think it’s from the customer’s benefit to have this combination here.

Dan: Great, thanks. That’s helpful.

Operator: Sanjiv Wadhwani of RBC Capital Markets, you may ask your question.

Sanjiv: Thank you. Congratulations in the transaction. A couple of quick questions. Now you’ve got obviously three companies coming together, I’m just curious to see if you could outline some of the integration, milestones of things that we should look for.

Also, as far as Datum is concerned, I’m just curious to see if you could just let us know what their gross margin has been historically? And what has been the customer feedback, if you’ve had any conversations with them recently?

Tom Steipp: Erik, you want to start with the historic gross margins.

Erik van der Kaay: Sure, James. Historically, in the range of mid-40’s, 44% to 45% in recent quarters, with our volumes off, we’ve been a few points under that. But long-term historical norms have been mid-40’s.

Tom Steipp: In terms of the milestones, just to recap on what we said in the call, we would expect the TrueTime transaction to close in 3rd calendar quarter. The Datum transaction to close in the 4th calendar quarter.

As we’ve done with prior combinations, there will be joint teams put together to decide product strategies, where the focus needs to be. Those sorts of things so that we build a single team as quickly as possible. The goal obviously, is as soon as the close happens, we become one solid team with one set of objectives, and one set of measures. So, that’s what you can expect.

In terms of customers, customers have not been notified about this obviously because of timing, but I think both sides have customer letters already prepared that will be sent off to our entire customer base. And we’ll be calling our largest customers directly on both sides.

Dan: Got it. Thank you.

Operator: John Stanley of Stanley Partners, you may ask your question.

John: Tom, a lot of people have thought for a long time that this combination makes sense. Why now?

Tom Steipp: John, obviously, I think these deals are subject to lots of factors. But certainly as we’ve looked at the current marketplace and the difficulties that everybody’s got there, we saw an opportunity to move forward more aggressively on the areas that we thought would help the companies. Our core business would be more profitable. It would give us a bit more strength as we get into our growth opportunities.

And I think as Erik pointed out, we’ve known each other for a long time and that’s inter-personal play over the course over the last 3 or 4 years, kept us in contact to the point where we were able to put this deal together.

John: Uh-huh. And two final questions probably for Bill. Bill, what’s the fully diluted share count after these two acquisitions close?

Bill Slater: It will be approximately, and John you can give me a call, I can give you exact numbers. But it’s going to be approximately 43 to 44 million shares.

John: Okay. And then the, what’s the balance sheet look like when it’s all said and done, roughly?

Bill Slater: Well, I think the balance sheet looks good when it’s all said and done. We don’t expect to drain off a significant portion of cash doing this. There will be some cost but we still expect to have more than adequate of buffers and cushions in our cash.

We expect to consolidate some functions and hopefully get some benefits in things like in areas like cash collections, so we would hope to do that. I think there might be some benefits to both companies in consolidating inventory control.

So I think the balance sheet will get stronger. And as I said, I think as we move forward, we’ll probably be able to grow the business without deploying a lot of capital to do that.

John: Okay. All right. Congratulations and good luck.

Tom Steipp: Thanks, John.

Operator: John Cardoza of Chesapeake Partners, you may ask your question.

John: First of all, congratulations, gentlemen. I wanted to ask you, Tom, about the process specifically the Symmetricom approach Datum and how do the timing and a process tie into the other acquisition that was made in March.

Tom Steipp: You know, there isn’t really a, this is more of an art form than anything else. So, as Erik and I discussed it, the economic benefits of the deal were so compelling we just moved into it.

John: Great, thanks.

Operator: Mark Ort of Glazer Capital, you may ask your question.

Mark: Hi. A few questions of going back to timing. First of all, how might be developments that might arise in the Datum transaction, whether they might be something adverse and then along the HSR filing or something like that. How might that impact the TrueTime timeline?

And also, why is it going to take, well, why is it going to close in the 4th quarter? Well, the TrueTime acquisition actually is also going, I guess a little bit longer than we would have thought. So the question on that is the proxy still out? Is it still due to be filed, the preliminary proxy, did we file at the end of this month? And how the two are going to impact each other?

Bill Slater: I think the issue here is that we now have to inform the TrueTime shareholders about the deal with Datum as well. So they have all the information that’s appropriate when they vote as TrueTime shareholders for the TrueTime sale with Symmetricom.

So, I think that has added probably 4 to 6 weeks to our TrueTime timeline in getting that deal done.

Tom Steipp: Mark, I’d like to stress that neither of these deals is contingent upon the other one.

Mark: Okay. So then if something were to come up in the Datum acquisition that TrueTime would still be able to move along?

Tom Steipp: There are no contingencies.

Mark: Uh-huh. I kind of got the impression before the Datum announcement that although, well, the TrueTime acquisition was small enough that it would probably not incur the inquiry of any regulators.

Tom Steipp: It’s below the radar screen on that, yes.

Mark: Right. And it just seems a bit more possible now that if there were an inquiry open into that the Datum acquisition that it would really encompass a general inquiry into, I guess all the deals, all the [M&A] activity that’s been going on.

Tom Steipp: I think it’s certainly subject to inspection. But as we’ve looked at it, as we said, the market is large enough, there’s enough other competitors out there that we feel pretty comfortable moving forward.

Mark: Okay, thank you.

Operator: David Wright of Henry Investment Trust, you may ask your question.

David: Thank you, good morning. When will you be filing the TrueTime preliminary proxy?

Bill Slater: We would hope to be filing that, we now have to make some changes for the quarter just completed in this new information. But I would hope probably the first week in June.

David: Are you now going to have to include, you just said to the previous caller that the TrueTime deal is still below the radar screen, no HSR filing. But are you going to include TrueTime in the Datum HSR filing?

Tom Steipp: Yes, absolutely. Have to.

David: So then even though you would schedule a vote on the TrueTime deal prior to a vote on the Datum deal, the TrueTime deal might not be able to close if HSR issues have not been resolved on the Datum deal?

Tom Steipp: You know, it’s a pretty complex set of issues when you get into [inaudible] Gabardino and we’re getting a lot of legal advice on that front.

David: So it would be possible that the TrueTime closing would be delayed?

Tom Steipp: We do not expect a problem with TrueTime closing.

David: Then lastly, you will have a joint proxy for the Datum/Symmetricom deal?

Bill Slater: Yes.

David: And joint shareholders meeting?

Erik van der Kaay: No, that’s the individual shareholders.

David: Oh, I mean, but both sides will have to vote approval?

Tom Steipp: Yes.

David: Okay, thank you for answering my questions.

Operator: Karen Bengygui of Bank D’Orsay you may ask your question.

Karen: Hello, I just have a question because in the press release, it’s stated that the exchange ratio was subject to an adjustment due to closing transaction charges. So I just want to know to what extent that exchange ratio could be changed?

Bill Slater: The specific issue is that there’s a cap on transaction fees in the agreement of approximately $4.9 million dollars. And to the extent, if any, that the transaction fees go over $4.9 million dollars it would trigger a slight change in the exchange ratio.

Karen: Okay.

Bob Krist: I would like to add to that, this is Bob Krist, at our current estimates of those charges are well below that cap.

Karen: Oh, okay. So basically, if there were to be one, you would expect it to be rather immaterial to the shareholders who would be receiving your stock? It would basically be immaterial? No?

Bob Krist: Well, right now, our current estimates for the items that are included in definition are well below the cap.

Karen: Okay, thank you.

Operator: Sim Wooten of ICM, you may ask your question.

Sim: Yeah, hi, Bill. Congratulations on the merger. Most of my questions have been answered. I jumped on a little bit late. Did you guys go down the $14 million in cost save? I mean, I just did a quick percentage of that, it’s only like 13% of your SG&A or 14%. And I thought perhaps there might be a little bit more than that available.

Bill Slater: Well, and we hope there would be a little more than that available. I think what we looked at a top level is principally of the $14 million, it’s probably about a third of it that will relate to corporate related costs. There’s probably a third that would go into cost of materials and cost of goods. And a third that would hit duplicate expenses right now.

And I think for now, that’s the level of detail we feel comfortable talking about but we have further breakdowns. But right now, our goal is to start our integration planning and look at other opportunities.

Sim: And just so since I jumped on late, did I understand from a caller previous to mine, that you basically did what’s it about, two weeks of due diligence on this?

Bill Slater: No, we did more than two weeks of due diligence. We’ve actually been talking for several months. I think the due diligence has less involvement in that.

Ben: Okay, thank you. Congratulations.

Operator: Chris Blackman of Impirical Capital, you may ask your question.

Chris: Yeah, congratulations, guys. Most of my questions have been answered. I’m curious on your cap-ex. What change you’ll see, or what would you expect as far as your cap-ex budget?

Bill Slater: Well, you know, again, I think we’re in a position where we have the facilities and the equipment to do the business that we need to do. I think we have additional capacity. I just don’t see, once we get passed integration, things like building an overall infrastructure, I really don’t see high levels of cap-ex going forward.

Chris: Okay. On your employees, how many total employees are at Symmetricom, Datum and TrueTime currently, do you know?

Bill Slater: Symmetricom has today about 410. TrueTime has about 105. And Bob, correct me if I’m wrong. Datum has about 500 now?

Bob Krist: That’s correct.

Chris: So, you’re looking at about 1,000 employees, 1,015 is what I got. Do you have any anticipation on what employee count will be, post closing of these 3 transactions?

Bill Slater: You know what, I think again, this gets back to our integration planning, and we’ll be working through that over the next couple of months.

Chris: All right. Rick Oliver, is he stepping down then off the Board?

Tom Steipp: Rick is remaining on the Board, but Erik will become the Chairman.

Chris: So then actually the Board is being expanded by 3 people, is that right?

Tom Steipp: That’s correct, Chris. It will be Erik plus two people from the current Datum Board.

Chris: Okay. And then any shift in the sales force. I’m not sure how the sales force of TrueTime and Datum, what kind of sales force they have. Can you speak about your sales force briefly.

Tom Steipp: Well, let me just say that we sell directly domestically. We use reps internationally that’s, I’m speaking of Symmetricom at this point in time. Plus, we have distributors, I’ll let Erik speak briefly about the Datum as well.

We don’t see a lot of overlap. As you’ve heard, the conversation about customers turns out the distribution channels line up reasonably well with that. We’ll obviously be picking the strongest of all of the channels that we’ve got. But we see, coming out of this in a much stronger position. Erik, you want to comment about how Datum sells today?

Erik van der Kaay: Yeah, in North America, we’re direct in all of the U.S. with the exception of one or two reps. In Canada, we have a major distributor, but that’s also supported by one of our direct sales people.

We have direct sales offices in Malaysia and we have two in China and one in Hongkong. We have direct sales office in Johannesburg, South Africa. And then we have a sales service and actually an engineering support group in Munich to handle all of Europe. The EC and also Russia and the other countries around there.

So, it’s a mixture. But we do tend to, and internationally, of course, we do have distributors in every one of the countries that land and then re-sell the goods but we support it directly with our direct sales people.

Chris: Okay, thank you very much.

Operator: Daniel Ernst of Ladenburg Thalmann, you may ask your question.

Daniel: Yeah, just a quick follow-up. Do you have a count on the number of facilities of the 3 firms?

Bill Slater: It would probably be about 8, I would guess.

Daniel: Eight, total?

Bill Slater: Not including small sales offices.

Daniel: Right, right. Actual manufacturing facilities.

Bill Slater: Manufacturing facilities, I would guess, it would probably be 4 to 5. And we have one facility that does some light assembly. Four to five, I would guess.

Daniel: That’s combined in all 3 firms?

Bill Slater: Yes.

Daniel: Okay, thanks.

Operator: Blair Schulz of K2 Investments, you may ask your question.

Blair: Hello, guys. Included in that $4.9 million exchange ratio cap for the transaction cost, does that include additional costs for a second request for the HSR?

Bob Krist: This is Bob Krist at Datum. Should there be a follow on second request, that will be exclusive of those capped amounts.

Blair: Okay, all right. What is included in those capped amounts?

Bob Krist: You know, the customary things, the investment banking fee, the legal and accounting fees, printing fees, that sort of thing.

Blair: Okay. And is there any walkway conditions for Datum?

Bob Krist: What does that mean?

Blair: In the event that a stock price goes below a certain point or an HSR second request, something along the lines such a traditional walkway?

Bill Slater: There is no collar on the deal. But typically, merger agreements have material adverse change, provisions, and consistent with most other merger agreements, ours has material adverse change agreements. But there is no collar on the stock price.

Blair: Perfect, just a MAE change.

Bill Slater: Right.

Blair: Okay, thanks guys.

Operator: Steven Bush of South Paw Fund, you may ask your question.

Steven: Good morning, gentlemen. I just had a couple of questions, kind of housekeeping. First, do you expect to be cash flow positive each company on a quarterly basis during this period? Also, do you expect to take on any debt to finance any ports of the acquisition in the future? And also, to clean up any Enron type stuff, do you have any special, does either company have any special purpose in any of these off balance sheet?

Bill Slater: No special purpose entities.

Steven: Thank you.

Bill Slater: I’ll start with the last question first. No special purpose entities. Symmetricom does not plan on taking any debt. We have $55 million dollar cash balance, so we’re okay. I can’t speak for everybody in terms of cash flow but I know that Symmetricom is looking at roughly cash neutral to slightly cash positive. I’ll turn it over to Bob to talk about his cash.

Bob Krist: Steven, in our last reported quarter, we were cash positive and as Bill mentioned, I would expect in this environment we’d be about cash neutral to perhaps slightly cash positive.

Steven: That’s all I can hope for. Could you also comment briefly on the receivables level of Datum relative to sales last quarter. Do you expect that to come down more in line with sales?

Bob Krist: Steve, this is Bob again, we have been making progress in reducing our dollars receivables. They’ve been coming down approximately in line with the proportion to the sales reduction. I expect we can make some further progress there but I’m actually hopeful that as we see sales increase, the focus will be on increasing revenues rather than pushing down the A/R dollars.

Steven: Great. Thank you very much. Good luck.

Operator: Jeff van Syndrin of the Riley and Company, you may ask your question.

Jeff: Yeah. My question was actually already answered, thank you.

Tom Steipp: Thanks, Jeff. [pause]

Operator: Howard Wiesenfeld of Hamilton Investment, you may ask your question.

Howard: Hi, gentlemen. As you came together in the last few weeks or months, can you tell us what your thoughts were in terms of kind of synergies on the revenue side, and also kind of what potential cannibalization you feel you might experience?

Tom Steipp: Yeah, I think we’re not in a position at this point in time to make projections going forward. What we have done, obviously is take a look at where we’ve been and what kind of synergies we might get. And I think we’ve got a pretty good handle on those as we laid those out. But we’re not in a position to lay out projections at this point.

Howard: All right, do you have a sense of when you might sort of get feedback from the market and sales people, and kind of get a better sense on that?

Tom Steipp: We’ll be doing that over the next quarter or two as we get closer to closing.

Howard: Okay, thanks.

Deborah Stapleton: Operator, do we have another question? We’ve got time for one more.

Operator: Steven Hansen of Couchman Capital, you may ask your question.

Steven: Can you tell us exactly what regulatory approvals are needed to close the transaction?

Bill Slater: Well, we need SEC approval.

Steven: You don’t need approval from the DOD or any other government agencies?

Bill Slater: I’m not sure if it’s approval is the right word, but we will need to work some coordination with those agencies where we have different contracts. But I think in terms of approval, it’s just going to be the SEC.

Steven: Okay, so your timeline then is driven solely by your expectations of how long the process will take?

Bill Slater: Yes.

Steven: Okay.

Tom Steipp: That’s the critical path.

Steven: Okay, thank you.

Tom Steipp: Okay, at this point in time, I think we’d like to wrap the call up. I’d like to thank everyone for joining us today. I’d like to also remind you that we will plan on being on the road sometime in the first half of June. And if there’s any interest in meeting with us, please call Stapleton Communications and ask for Ellen Brook or Victoria Reiman at 650-470-0200.

Thank you very much. That concludes our call.

[end of conference call tape]